EXHIBIT 12
The New York Times Company Ratio of Earnings to Fixed Charges (Unaudited)

	For the Six Months Ended	For the Years Ended
(In thousands, except ratio)	June 26, 2016	December 27, 2015	December 28, 2014	December 29, 2013	December 30, 2012
Earnings from continuing operations before fixed charges:
Earnings from continuing operations before income taxes, noncontrolling interest and income/(loss) from joint ventures	$19,153	$97,535	$38,218	$98,014	$255,621
Distributed earning from less than fifty-percent owned affiliates	—	—	3,914	1,400	9,251
Adjusted pre-tax earnings from continuing operations	19,153	97,535	42,132	99,414	264,872
Fixed charges less capitalized interest	24,164	50,719	62,869	63,032	67,243
Earnings from continuing operations before fixed charges	$43,317	$148,254	$105,001	$162,446	$332,115
Fixed charges:
Interest expense, net of capitalized interest(1)	$22,105	$46,391	$58,914	$59,588	$63,218
Capitalized interest	281	338	152	—	17
Portion of rentals representative of interest factor	2,059	4,328	3,955	3,444	4,025
Total fixed charges	$24,445	$51,057	$63,021	$63,032	$67,260
Ratio of earnings to fixed charges	1.77	2.90	1.67	2.58	4.94
Note: The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report on Form 10-K for the fiscal year ended December 27, 2015.

(1)
The Company’s policy is to classify interest expense recognized on uncertain tax positions as income tax expense. The Company has excluded interest expense recognized on uncertain tax positions from the Ratio of Earnings to Fixed Charges.